SHIP LOGO  VANGUARD(R)

                                                    P.O. Box 2600
                                                    Valley Forge, PA 19482-2600

                                                    610-669-1538
                                                    Judy_L_Gaines@vanguard.com


February 5, 2007


Christian Sandoe, Esq.
U.S. Securities & Exchange Commission                    via electronic filing
100 F Street, N.E.
Washington, DC  20549

RE:      Vanguard International Equity Index Funds

Dear Mr. Sandoe,

         The following responds to your comments of January 29, 2007 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 53 that was filed on December 15, 2006.


Comment 1:        Prospectus - An Introduction to Index Funds
-------------------------------------------------------------
Comment:          This disclosure should not be placed between the Item 1 and
                  Item 2 disclosure. Consider either condensing this section, or moving it elsewhere.

Response:         We will move the Introduction to Index Funds so it immediately precedes the Item 4 disclosure.

Comment 2:        Prospectus - Security Selection
-------------------------------------------------
Comment:          Based on the fund's market capitalization, disclose any small-
                  or mid-cap risk, as appropriate.

Response:         The fund's market capitalization range is $45 million to $222 billion. The fund has no exposure to small-cap, so related risk disclosure is not appropriate. The fund has exposure to mid-cap stocks, but not significant enough to warrant Item 2 disclosure. We will, however, add mid-cap risk to our Item 4 disclosure.

Comment 3:        Prospectus - Investment Advisor
-------------------------------------------------
Comment:          Include the disclosure required by Item 5(a)(1)(iii) of Form
                  N-1A that directs an investor to an appropriate shareholder report for information regarding the basis of the directors' approval of the advisory arrangements for the Fund.

Response:         We will make the requested modification.

Christian Sandoe, Esq.
February 1, 2007
Page 2

Comment 4:        Prospectus - Investment Advisor
-------------------------------------------------
Comment:          Amend the Plain Talk About the Portfolio Manager to clarify when Mr. Kelly began managing equity portfolios.

Response:         We will make the requested modification.

Comment 5:        Prospectus Primary Investment Strategy
--------------------------------------------------------
Comment:          This Fund has a policy of investing at least 90% of its assets in stocks of its Index, and a representative sample of the remaining stocks. This policy differs from other Vanguard index funds that have a policy of investing "all, or substantially all, of their assets" in the stocks of their indexes. Explain this divergence, and how this 90% policy does not violate Section 35(d) of the 1940 Act.

Response:         Section 35(d) prohibits the use of deceptive or misleading fund names. It is our position that the fund's name is neither deceptive nor misleading.

                  Most of Vanguard's index funds that employ the replication method of indexing have a stated policy of investing all, or substantially all, of their assets in the stocks of their respective indexes. This disclosure came about after the implementation of Rule 35d-1. We were initially required to include disclosure stating an 80% policy for our index funds. Funds that replicate invest substantially more than 80% of their assets in stocks of their index, so we worked with the SEC and agreed to disclose the "all or substantially all" policy for our replication funds.

                  This fund employs a sampling method of indexing and, as such, our disclosure differs from that of our replicating index funds. For clarification purposes, we will modify the 90% disclosure to better explain that the fund will invest at least 90% of its assets in stocks of its Index, and "the remainder of its assets in" a representative sampling of the remaining stocks. This reworded 90% policy accurately describes how the fund will invest its assets, and is fully compliant with both Section 35(d) and Rule 35d-1.

Comment 6:        Tandy Requirements
------------------------------------
As required by the SEC, the Fund acknowledges that:

                  - The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  - Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  - The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Judith L. Gaines
Associate Counsel
Securities Regulation, Legal Department